

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2018

Ronald C. Renaud, Jr.
President and Chief Executive Officer
Translate Bio, Inc.
29 Hartwell Avenue
Lexington, Massachusetts 02421

      Re: Translate Bio, Inc.
          Amendment No. 2 to Draft Registration Statement on Form S-1
          Filed May 18, 2018
          CIK No. 0001693415

Dear Mr. Renaud:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Our Pipeline, page 3

1. We note the revisions to the pipeline chart in response to prior comment 1. Please revise the pipeline chart on pages 3 and 99 to reflect the pre-clinical phase and the three phases of clinical development. Please also indicate that MRT5005 is in the beginning of Phase 1 and MRT5201 is in the pre-clinical phase.

<u>Our Programs</u>
<u>Lead Program for the Lung: MRT5005, page 106</u>

2.	We note that you have initiated a phase 1/2 clinical trial for MRT5005. Please disclose the status of the trial, including whether you have enrolled any patients to date. Please also include a brief description of the clinical hold recently lifted by the FDA.

	You may contact Vanessa Robertson at (202) 551-3649 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Erin Jaskot at (202) 551-3442 with any other questions.

					Division of Corporation Finance
					Office of Healthcare & Insurance

cc:	Cynthia Mazareas